

82-03138

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED OTHER THAN THAT THE REGISTERED HOLDERS ARE APPROXIMATELY 440 CUSTODIAN BANKS

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

NOT DISCLOSED. FIGURES GIVEN AS AT 29 APRIL 2005

11. Date company informed

3 MAY 2005

12. Total holding following this notification

226,023,167 ORDINARY SHARES

39,591,198 AMERICAN DESPOSITARY RECEIPTS (representing 158,364,792 underlying ordinary shares)

13. Total percentage holding of issued class following this notification

11.97%

14. Any additional information

Notification received under s198 CA85

15. Name of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252 373232)

16. Date of notification

3 MAY 2005

BAE SYSTEMS plc

POLL RESULTS TABLE FOR AGM 2005

All resolutions were passed:

RESOLUTION		VOTES FOR	% VOTES FOR	VOTES AGAINST	TOTAL VOTES CAST	VOTES WITHHELD
1	Accounts and Reports	1,846,754,096	98.27%	32,565,226	1,879,319,322	36,072,587
2	Remuneration Report	1,788,190,326	96.36%	67,593,166	1,855,783,492	59,608,417
3	Final Dividend	1,910,588,745	99.78%	4,223,662	1,914,812,407	579,502
4	Sir Peter Mason	1,911,662,172	99.90%	1,933,619	1,913,595,791	1,796,118
5	Mark Ronald	1,884,480,336	98.42%	30,289,866	1,914,770,202	621,707
6	Michael Turner	1,894,186,208	98.92%	20,605,946	1,914,792,154	599,755
7	Richard Olver	1,912,018,026	99.86%	2,749,246	1,914,767,272	624,637
8	Reappointment of auditors	1,839,820,845	96.08%	75,071,758	1,914,892,603	499,306
9	Auditors' remuneration	1,887,780,744	98.59%	27,090,260	1,914,871,004	520,905
10	Increase of authorised share capital	1,898,397,696	99.14%	16,372,259	1,914,769,955	621,954
11	Authority to allot new shares	1,882,429,463	98.31%	32,279,884	1,914,709,347	682,562
	Political donations:					
12	BAE Systems plc	1,827,028,220	95.55%	85,171,601	1,912,199,821	3,192,088
13	BAE Systems (Defence Systems) Ltd	1,826,219,350	95.50%	85,989,016	1,912,208,366	3,183,543
14	BAE Systems Electronics Ltd	1,826,199,802	95.50%	85,994,786	1,912,194,588	3,197,321
15	BAE Systems Marine Ltd	1,826,178,143	95.50%	86,016,031	1,912,194,174	3,197,735
16	BAE Systems (Operations) Ltd	1,826,179,814	95.50%	86,010,335	1,912,190,149	3,201,760
17	BAE Systems Land Systems (Bridging) Ltd	1,826,176,388	95.50%	86,012,916	1,912,189,304	3,202,605
18	BAE Systems Land Systems (Munitions and Ordnance) Ltd	1,826,177,374	95.50%	85,991,305	1,912,168,679	3,223,230
19	BAE Systems Land Systems (Weapons and Vehicles) Ltd	1,826,200,411	95.50%	85,993,640	1,912,194,051	3,197,858
20	Land Systems Hagglunds AB	1,836,808,146	96.06%	75,363,632	1,912,171,778	3,220,131
21	Disapplication of pre-emption rights*	1,890,336,072	98.75%	23,953,644	1,914,289,716	1,102,193
22	Authority to purchase own shares*	1,890,645,870	98.94%	20,306,335	1,910,952,205	4,439,704
23	Articles of Association*	1,899,978,444	99.45%	10,497,532	1,910,475,976	4,915,933

* Special resolution

Note: A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" and "against" a resolution.

4 May 2005

BAE SYSTEMS plc

Copies of the following documents:

Ordinary resolution relating to an increase in authorised share capital;

Ordinary resolution relating to the renewal of the authority for the directors to allot new shares;

Ordinary resolutions relating to the authorisation of political donations and political expenditure by the Company and certain of its subsidiaries up to specified limits;

Special resolution relating to the renewal of the authority for the directors to disapply pre-emption rights;

Special resolution relating to the renewal of the authority for the Company to purchase its own shares;

Special resolution relating to the amendment of the Company's Articles of Association,

being resolutions passed by the Company at its AGM other than resolutions concerning ordinary business, have been submitted to the UK Listing Authority and will shortly be available for publication at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: (020) 7676 1000

5 May 2005

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as an Ordinary Resolution:

THAT the share capital of the Company be increased from £165,000,001 to £180,000,001 by the creation of 600,000,000 ordinary shares of 2.5p each.

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as an Ordinary Resolution:

THAT the authority of conferred on the Directors by Article 12 (B)(i) of the Articles of Association of the Company be and is hereby renewed for the period ending on 5 August 2006 or, if earlier, on the day before the Company's Annual General Meeting in 2006 and that for such period the Section 80 Amount shall be £26,750,818.

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as an Ordinary Resolution:

THAT the Company be and is hereby authorised :

(i) to make Donations to EU Political Organisations; and

(ii) to incur EU Political Expenditure,

Provided that:

(a) the authority conferred by this resolution shall commence on the date on which it is passed and expire on 5 August 2006 or, if earlier, the day before the Company's Annual General Meeting in 2006, being the period determined by the Directors of the Company;

(b) the aggregate amount of such donations and expenditure made by the Company and any other company authorised by a resolution of the shareholders of the Company to make such donations and expenditure shall not exceed £100,000; and

(c) in this resolution the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

No. 147C151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems (Defence Systems) Limited be and is hereby authorised :

(i) to make Donations to EU Political Organisations; and

(ii) to incur EU Political Expenditure,

Provided that:

(a) the authority conferred by this resolution shall commence on the date on which it is passed and expire on 5 August 2006 or, if earlier, the day before the Company's Annual General Meeting in 2006, being the period determined by the Directors of the Company;

(b) the aggregate amount of such donations and expenditure made by BAE Systems (Defence Systems) Limited and any other company authorised by a resolution of the shareholders of the Company to make such donations and expenditure shall not exceed £100,000; and

(c) in this resolution the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

82-03138

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Electronics Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "BAE Systems Electronics Limited".

82-03138

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Marine Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "BAE Systems Marine Limited".

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems (Operations) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "BAE Systems (Operations) Limited".

82-03138

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Land Systems (Bridging) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "BAE Systems Land Systems (Bridging) Limited".

82-03138

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Land Systems (Munitions and Ordnance) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "BAE Systems Land Systems (Munitions and Ordnance) Limited".

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Land Systems (Weapons and Vehicles) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "BAE Systems Land Systems (Weapons and Vehicles) Limited".

82-03138

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as an Ordinary Resolution:

THAT Land Systems Hägglunds AB be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the notice of Annual General Meeting dated 29 March 2005, replacing the words "BAE Systems (Defence Systems) Limited" with "Land Systems Hägglunds AB".

82-03138

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Special Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as a Special Resolution:

THAT the power conferred on the Directors by Articles 12(B)(ii) of the Articles of Association of the Company be and is hereby renewed for the period ending on 5 August 2006 or, if earlier, on the day before the Company's Annual General Meeting in 2006 and that for the period the Section 89 amount shall be £4,013,024.

82-03138

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Special Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 4 May 2005, the following resolution was passed as a Special Resolution:

THAT the Articles of Association of the Company be and are hereby amended as detailed in the appendix marked A accompanying the notice of Annual General Meeting dated 29 March 2005 (a copy of which is presented to the meeting and signed by the Chairman for the purpose of identification).

Appendix A

Amendments to Articles of Association

This is the appendix marked "A" referred to in Resolution 23 of the notice of Annual General Meeting dated 29 March 2005. It is proposed that the Articles of Association of BAE Systems plc be amended by the deletion of the existing Article 145 and its replacement by the following:

Article 145

Subject to the provisions of, and so far as may be permitted by and consistent with, the Statutes and subject as mentioned below, every Director of the Company shall be indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company other than (i) any liability to the Company or any associated company (as defined in Section 309A(6) of the Act) and (ii) any liability of the kind referred to in Sections 309B(3) or (4) of the Act; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office. Such indemnity shall not, however, extend to any liability incurred by or attaching to a Director as a result of his own fraud or wilful default but shall extend to other liabilities arising after he ceased to be a Director in respect of acts or omissions while he was a Director. Where a person is indemnified against any liability in accordance with this paragraph 145, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.